                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                          OptiCare Health Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68386P 10 5
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                                 (CUSIP Number)

                               Martin E. Franklin
                              Marlin Holdings, Inc.
                            555 Theodore Fremd Avenue
                               Rye, New York 10580
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Section) 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 68386P 10 5                                        Page 2 of 9 Pages
---------------------                                      ---------------------
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Capital, L.P.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                     7        SOLE VOTING POWER
    NUMBER OF                 1,209,487
     SHARES         ------------------------------------------------------------
  BENEFICIALLY       8        SHARED VOTING POWER
    OWNED BY                  0
      EACH          ------------------------------------------------------------
    REPORTING        9        SOLE DISPOSITIVE POWER
     PERSON                   1,209,487
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,213,487
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 68386P 10 5                                        Page 3 of 9 Pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Holdings, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
    NUMBER OF                 0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY       8        SHARED VOTING POWER
    OWNED BY                  1,209,487
      EACH          ------------------------------------------------------------
    REPORTING        9        SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              1,209,487
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,213,487
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 68386P 10 5                                        Page 4 of 9 Pages
---------------------                                      ---------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
    NUMBER OF                 2,000
     SHARES         ------------------------------------------------------------
  BENEFICIALLY       8        SHARED VOTING POWER
    OWNED BY                  1,209,487
      EACH          ------------------------------------------------------------
    REPORTING        9        SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              1,209,487
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,213,487
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 68386P 10 5                                        Page 5 of 9 Pages
---------------------                                      ---------------------
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G. H. Ashken
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
    NUMBER OF                 2,000
     SHARES         ------------------------------------------------------------
  BENEFICIALLY       8        SHARED VOTING POWER
    OWNED BY                  1,209,487
      EACH          ------------------------------------------------------------
    REPORTING        9        SOLE DISPOSITIVE POWER
     PERSON                   2,000
      WITH          ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              1,209,487
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,213,487
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to the Statement on Schedule 13D relates to the acquisition of an additional 571,428 shares of Common Stock, par value $0.001 per share (the "Shares"), of OptiCare Health Systems, Inc., a Delaware corporation by Marlin Capital, L.P. on January 24, 2000, and the cancellation of the previously described Voting Agreement. Capitalized terms not defined herein shall have the meanings ascribed to it in the initial Statement on Schedule 13D filed on or about August 23, 1999.

Information contained in this amendment to Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

    (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation (hereinafter referred to as the "Company" or "Issuer").

    (ii) Address of the Principal Executive Offices of Issuer: 87 Grandview Avenue, Waterbury, CT 06708.

    (iii)   Title of Class of Equity Securities to which this Statement relates:
            Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c) This statement is being filed on behalf of Marlin Capital, L.P., Marlin Holdings, Inc., Martin E. Franklin, and Ian G. H. Ashken (collectively, the "Reporting Persons").

            Marlin Capital L.P. is a private investment limited partnership which was formed under the laws of the State of Delaware. Marlin Holdings, Inc. is a Delaware corporation and its principal business is to serve as the general partner of Marlin Capital, L.P. Martin E. Franklin's ("Franklin") principal employment is as Chairman and Chief Executive Officer of Marlin Holdings, Inc. Ian G. H. Ashken's ("Ashken") principal employment is as Vice Chairman of Marlin Holdings, Inc. The business address and principal office of all Reporting Persons is 555 Theodore Fremd Avenue, Suite B-302 Rye,
            New York 10580.

    (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Franklin and Ashken are citizens of the United Kingdom. Marlin Capital, L.P. is a limited partnership organized under the laws of Delaware. Marlin Holdings, Inc. is a corporation incorporated under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

    This amendment relates to the 571,428 shares of the Issuer's Common Stock purchased by Marlin Capital, L.P. on January 24, 2000. Marlin Capital, L.P. purchased such shares in exchange for the cancellation of a $2.0 million subordinated note issued by the Issuer and held by Marlin Capital, L.P. The 571,428 shares were purchased from the Issuer in a public offering at an exchange rate equal to the price of the common stock offered in the public offering.

Item 4. Purpose of Transaction.

    The Shares held by Marlin Capital, L.P. have been acquired for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Each Reporting Person may at any time and from time to time acquire additional Shares or sell such Shares.

Item 5. Interest in Securities of the Issuer.

    (a) Marlin Capital, L.P. beneficially owns 1,209,487 shares of Common Stock, which constitutes approximately 9.3% of the Company's outstanding shares of Common Stock.

            Marlin Holdings, Inc. is the general partner of Marlin Capital, L.P. and may be considered the beneficial owner of the 1,209,487 shares of Common Stock held by Marlin Capital, L.P., which represents approximately 9.3% of the Company's outstanding shares of Common Stock. Marlin Holding, Inc. disclaims beneficial ownership of such shares.

            Martin E. Franklin beneficially owns 2,000 shares of Common Stock. Martin E. Franklin, the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., may be considered the beneficial owner of the 1,209,487 shares of Common Stock held by Marlin Capital, L.P., as to which Mr. Franklin disclaims beneficial ownership, which, when aggregated with the 2,000 shares held by him directly, represents approximately 9.3% of the Company's outstanding shares of Common Stock.

            Ian G. H. Ashken beneficially owns 2,000 shares of Common Stock. Ian
            G. H. Ashken, the Vice Chairman and a stockholder of Marlin Holdings, Inc., may be considered the beneficial owner of the 1,209,487 shares of Common Stock held by Marlin Capital, L.P. as to which Mr. Ashken disclaims beneficialy ownership, which, when aggregated with the 2,000 shares held by him directly, represents approximately 9.3% of the Company's outstanding shares of Common Stock.

            Messrs. Franklin and Ashken no longer have voting control over the 137,085 shares of Common Stock owned by Thomas F. Cooke pursuing to the Voting Agreement previously described. The Voting Agreement has been terminated.

            Each of the above calculations is based on outstanding Share information derived from the pro forma projection in the Company's prospectus dated January 19, 2000 projecting the number of shares of its common stock which would be outstanding after the consummation of the public offering. The Company has not filed any periodic reports since the consummation of the public offering.

    (b) Marlin Capital, L.P. has the sole power to vote and the sole power to dispose of the 1,209,487 shares of Common Stock it beneficially owns. Marlin Holdings, Inc. as the general partner of Marlin Capital, L.P., may be deemed to share the power to vote and dispose of the Common Stock held by Marlin Capital, L.P. Franklin, as the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., and Ashken as the Vice Chairman of Marlin Holdings, Inc. may also be deemed to share the power to vote and dispose of the Common Stock held by Marlin Capital, L.P. Franklin and Ashken have the sole power to vote and the sole power to dispose of the 2,000 shares of Common Stock each of them beneficially owns.

    (c) During the past 60 days, Marlin Capital, L.P. purchased 571,428 shares of Common Stock in exchange for the cancellation of $2,000,000.00 of indebtedness owed by the Company to Marlin Capital, L.P. and the aforementioned Voting Agreement was canceled.

            There were no other purchases or sales of the Shares by the Reporting Persons in the past 60 days.

Item 7. Material to Be Filed as Exhibits

    A copy of the notice terminating the Voting Agreement is annexed hereto as
    Exhibit 1.

    A copy of the joint acquisition statement as required by Rule 13d-1(k)(1) is annexed hereto as Exhibit 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 2000                      MARLIN CAPITAL, L.P.
                                            By: Marlin Holdings, Inc.
                                            As General Partner

                                            By: /s/ Ian G.H. Ashken
                                               ----------------------------
                                            Name:  Ian G.H. Ashken
                                            Title: Vice Chairman


                                            MARLIN HOLDINGS, INC.

                                            By: /s/ Ian G.H. Ashken
                                               ----------------------------
                                            Name:  Ian G.H. Ashken
                                            Title: Vice Chairman


                                             /s/ Martin E. Franklin
                                            -------------------------------
                                            Martin E. Franklin


                                             /s/ Ian G.H. Ashken
                                            -------------------------------
                                            Ian G.H. Ashken